SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 333-3954
                           NOTIFICATION OF LATE FILING

(Check One):      [_] Form 10-K     [_] Form 11-K     [_] Form 20-F
                  [X] Form 10-Q     [_] Form N-SAR

            For Period Ended:  August 31, 2001

      [_]   Transition Report on Form 10-K
      [_]   Transition Report on Form 20-F
      [_]   Transition Report on Form 11-K
      [_]   Transition Report on Form 10-Q
      [_]   Transition Report on Form N-SAR
            For the Transition Period Ended:  _________________________
      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Wilder Richman Historic Properties II, L.P.
------------------------------------------------------------------------------
Full Name of Registrant

______________________________________________________________________________
Former Name if Applicable

599 West Putnam Avenue
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Greenwich, CT  06830
------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] [ ]     (a)   The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable
                  effort or expense;
[X] [ ]     (b)   The subject annual report,  semi-annual  report,  transition report on Form 10-K,  Form 20-F, Form 11-K or Form N-SAR, or portion  thereof  will  be  filed  on  or  before  the  15th calendar  day  following  the  prescribed  due date;  or the subject  quarterly report or transition report on Form 10-Q, or  portion  thereof  will be filed on or  before  the fifth calendar day following the prescribed due date; and
[ ]  [ ]    (c)   The  accountant's  statement  or other  exhibit  required by
                  Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Additional information was needed from the investee partnership in order to complete the Registrant's Form 10-Q for the quarter ended August 31, 2001.

      The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

                                     PART IV
                                OTHER INFORMATION

(1)   Name and  telephone  number  of  person  to  contact  in  regard to this notification
      Neal Ludeke                  203                          869-0900
------------------------------------------------------------------------------
         (Name)                 (Area Code)                 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes     [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes     [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment I.

                   Wilder Richman Historic Properties II, L.P.
 ------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  October 16, 2001                By: /s/ Richard Paul Richman
      --------------------                ---------------------------------
                                       Name:  Richard Paul Richman
                                       Title: President of Wilder Richman
                                              Historic Corporation,
                                              General Partner of the Registrant

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/98)

                                  Attachment I

The results of operations in the second quarter of the current fiscal period are likely to reflect an improvement as a result of writing off unamortized financing costs of approximately $430,000 during the second quarter of the prior fiscal period. Such write-off was reflected as an extraordinary item and was the result of a favorable refinancing which occurred during the second quarter in the prior fiscal period.